Exhibit (a)(32)

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

GOLD KIST INC., Plaintiff, v. PILGRIM’S PRIDE CORPORATION, et al., Defendants.	) ) ) ) ) ) ) ) ) )	CIVIL ACTION FILE NO. 1:06-CV-2441

MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS’ MOTION

TO DISMISS PLAINTIFF’S EXCHANGE ACT CLAIMS

Of Counsel:

BAKER & McKENZIE

Mark D. Taylor

Kimberly F. Rich

Adam T. Dougherty

Maricela Siewczynski

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

Telephone: (214) 978-3089

Facsimile: (214) 978-9099

David J. Laing

Brian F. Burke

815 Connecticut Avenue, NW

Washington, DC 20006-4078

Telephone: (202) 452-7023

Facsimile: (202) 452-7074

Michael C. Russ (GA. Bar No. 620200)

Jeffrey S. Cashdan (GA. Bar No. 115775)

Shannon F. Cox (GA. Bar No. 192661)

Michael J. Cates (GA. Bar No. 116356)

KING & SPALDING LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

Telephone: (404) 572-4600

Facsimile: (404) 572-5100

COUNSEL FOR DEFENDANTS

TABLE OF CONTENTS

I.	PRELIMINARY STATEMENT	1

II.	PLAINTIFF’S ALLEGATIONS	2

III.	ARGUMENT AND AUTHORITIES	8

	A. STANDARD FOR MOTION TO DISMISS	8

	B. AS A MATTER OF LAW, PILGRIM’S TIMELY DISCLOSED GOLD KIST’S ALLEGATION THAT IT BELIEVES PILGRIM’S VIOLATED THE CLAYTON ACT	10

IV.	CONCLUSION	18

i

TABLE OF AUTHORITIES

Cases

Amalgamated Clothing and Textile Workers Union v. J.P. Stevens & Co., Inc.,
475 F. Supp. 328 (S.D.N.Y. 1979)	14-15

Amalgamated Clothing and Textile Workers Union v. Seafarers Int’l Union of N. Am.,
475 F. Supp. 318 (S.D.N.Y. 1979), vacated as moot, 638 F.2d 7 (2d. Cir. 1980)	16

Avnet, Inc. v. Scope Ind.,
499 F. Supp. 1121 (S.D.N.Y. 1980)	13, 17

Bryant v. Avado Brands, Inc.,
187 F.3d 1271 (11th Cir. 1999)	10

Copperweld Corp. v. Imetal,
403 F. Supp. 579 (W.D. Penn. 1975)	17

Edgar v. Mite Corp.,
457 U.S. 624 (1982)	16

Finnegan v. Univ. of Rochester Med. Ctr.,
180 F.R.D. 247 (W.D.N.Y. 1998)	8

Gold Kist, Inc. v. Land O’Lakes, Inc.,
No. 1:06-CV-0189-CC, Docket Entry No. 22, Order on Motion to Dismiss (August 1, 2006)	9

Interland, Inc. v. Bunting,
No. 1:04-CV-444-ODE, 2005 U.S. Dist. LEXIS 36112 (N.D. Ga. Mar. 31, 2005)	8-9

Missouri Portland Cement Co. v. Cargill Inc.,
498 F.2d 851 (2d. Cir. 1974)	14

i

Oxford Asset Mgmt., Ltd. v. Jaharis,
297 F.3d 1182 (11th Cir. 2002)	8

Peterson v. Atlanta Hous. Auth.,
998 F.2d 904 (11th Cir. 1993)	9

Revlon, Inc. v. Pantry Pride, Inc.,
621 F. Supp. 804 (D. Del. 1985)	13

Roe v. Aware Woman Ctr. for Choice, Inc.,
253 F.3d 678 (11th Cir. 2001)	9

Rondeau v. Mosinee Paper Corp.,
422 U.S. 49 (1975)	15

Ronson Corp. v. Liquifin Aktiengesellschaft,
370 F. Supp. 597 (D.N.J. 1974)	16

Solis-Ramirez v. U.S. Dept. of Justice,
758 F.2d 1426 (11th Cir. 1985)	9

TSC Ind., Inc. v. Northway, Inc.,
426 U.S. 438 (1976)	17

United States v. Ginsburg,
362 F.3d 1292 (11th Cir. 2004)	17

West Point-Pepperell, Inc. v. Farley, Inc.,
711 F. Supp. 1088 (N.D. Ga. 1988)	15

FEDERAL STATUTES

78 U.S.C. 78n(a)	10
89 U.S.C. 78n(e)	10

FEDERAL RULES

Fed. R. Civ. P. 8	9
Fed. R. Civ. P. 10(c)	9

ii

Fed. R. Civ. P. 12	1, 8

FEDERAL REGULATIONS

17 C.F.R. 240.14a-9	10

iii

Defendants Pilgrim’s Pride Corporation (“Pilgrim’s”), O.B. Goolsby (“Goolsby”), Protein Acquisition Corporation (“PAC”), Gary D. Tucker (“Tucker”), Robert L. Hendrix (“Hendrix”), Joseph C. Moran (“Moran”), Walter F. Schafer, III (“Schafer”), Tim Thomas (“Thomas”), Michael A. Pruitt (“Pruitt”), Robert A. Wright (“Wright”), Jane T. Brookshire (“Brookshire”), and J. Clinton Rivers (“Rivers”) (collectively, “Defendants”) file this their Memorandum in Support of Motion to Dismiss Plaintiff’s Exchange Act Claims (Counts Two and Three) pursuant to Federal Rule of Civil Procedure 12(b)(6), and respectfully state as follows:1

I. Preliminary Statement

Gold Kist Inc. (“Plaintiff” or “Gold Kist”) asserts that Defendants violated Sections 14(a) and 14(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to disclose, as Gold Kist alleges, that the nomination and proposed election of certain individuals to Gold Kist’s Board of Directors would cause a violation of Section 8 of the Clayton Act. Gold Kist’s assertion fails to state a claim upon which relief can be granted.

[1]	Defendants Tucker, Hendrix, Schafer, Thomas, Wright, Brookshire, and Rivers also have filed a Motion to Dismiss pursuant to Federal Rule of Civil Procedure 12(b)(2), wherein they object to personal jurisdiction. The current Motion is filed subject to their Rule 12(b)(2) motion.

Defendants dispute that the nomination and proposed election would cause a violation of Section 8 of the Clayton Act to occur. For this reason, Defendants have affirmatively disclosed in their SEC filings that they intend to vigorously defend against Gold Kist’s claims in this lawsuit. Neither Section 14(a) nor Section 14(e) require that Defendants make a disclosure that they believe to be false, which is exactly what Gold Kist would have them do. To the contrary, because Gold Kist’s Clayton Act claims are disputed, Defendants are only required to disclose the existence of this lawsuit. Defendants adequately and timely disclosed the filing of this lawsuit and the claims asserted herein.

Accordingly, Gold Kist fails to state a claim under Section 14(a) or 14(e) of the Exchange Act, and the Court should dismiss Counts Two and Three of Plaintiff’s Complaint.

II. Plaintiff’s Allegations

In early 2006, Pilgrim’s approached Gold Kist regarding its interest in acquiring 100% of Gold Kist’s common stock. See Compl., ¶ 36. This led Pilgrim’s and Gold Kist to enter discussions regarding “a potential merger of the two companies.” See id.

On or about August 18, 2006, Pilgrim’s forwarded a letter from Lonnie Pilgrim, its Chairman, to Gold Kist’s Board of Directors “with respect to the proposed combination” of both companies. See Compl., ¶ 38, Compl. Ex. E. The letter reiterated Pilgrim’s intention “to acquire 100% of the outstanding common stock of Gold Kist for an aggregate cash consideration of $20.00 per share,” which “represents approximately a 57% premium over Gold Kist’s closing price of $12.78 on August 17, 2006.” Compl. Ex. E. The letter confirmed that Pilgrim’s believed “that a combination of Pilgrim’s Pride and Gold Kist will result in substantial value creation for [Pilgrim’s and Gold Kist’s] shareholders, employees, business partners and other constituencies.” See id.

In the August 18, 2006 letter, Pilgrim’s also informed Gold Kist that to preserve its flexibility in case a negotiated transaction was not possible with respect to the proposed combination of Pilgrim’s and Gold Kist, Pilgrim’s was giving notice, in accordance with Gold Kist’s bylaws, that Pilgrim’s was submitting: (i) a proposal to adjust the number of directors on Gold Kist’s Board, and (ii) a slate of nine nominees for election by Gold Kist’s shareholders to Gold Kist’s Board at the upcoming annual meeting of shareholders. See id. According to Plaintiff’s Complaint, the annual meeting will “be held in January or February of 2007.” See Compl., ¶ 37. Pilgrim’s continued that “[w]hile our goal remains to work together with Gold Kist to agree to a negotiated transaction, the lack of progress in our discussions to date has caused us to make our appeal directly to your shareholders.” See id. Pilgrim’s closed the letter by expressing Pilgrim’s sincere “wish to move forward with Gold Kist to finalize a definitive agreement to combine Pilgrim’s and Gold Kist.” See id.

On August 18, 2006, Pilgrim’s issued a press release announcing that Pilgrim’s had submitted to the Gold Kist Board its proposal to acquire Gold Kist for $20.00 per share in cash. The press release included the full text of Pilgrim’s August 18, 2006 letter. Also on August 18, 2006, Pilgrim’s filed its press release with the Securities and Exchange Commission (“SEC”) under cover of a Schedule 14A pursuant to Section14(a) of the Exchange Act and Rule 14a-12 thereunder. See Compl., ¶¶ 3 and 38; see also Pilgrim’s Schedule 14A filed on August 18, 2006 at 3 of 6, a true and correct copy of which is attached hereto as Exhibit “1.”

On August 24, 2006, Pilgrim’s filed a copy of its August 18, 2006 press release with the SEC pursuant to Rule 425 under the Securities Exchange Act of 1993, as amended (“Securities Act”), under which the press release is also deemed filed pursuant to Rule 14a-12 and Rule 14d-2 under the Exchange Act. See Pilgrim’s Rule 425 Filing dated August 24, 2006, a true and correct copy of which is attached hereto as Exhibit “2.” Pilgrim’s Rule 425 filing identified Mr. Goolsby’s proposed nominees to the Gold Kist Board: Brookshire; Hendrix; Moran; Pruitt; Rivers; Shafer; Thomas; Tucker; and Wright (the “Nominees”). See

id. at 5 of 5. It also disclosed the Nominees’ respective positions with Pilgrim’s and certain information with respect to the directors and officers of Pilgrim’s. See id.

On or about September 29, 2006, Pilgrim’s filed its Tender Offer Statement with the SEC under Section 14(d)(1) of the Exchange Act. See Compl., ¶¶ 4 and 40, Ex. A-B.110. Attached to the Tender Offer Statement at Ex. (A)(1) is Pilgrim’s Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the Associated Common Stock and Series A Junior Participating Preferred Stock Purchase Rights) of Gold Kist at $20.00 Net Per Share (“Offer to Purchase”). See Compl., ¶¶ 4 and 40, Ex. B. The Offer to Purchase stated that Pilgrim’s formed PAC, a wholly owned subsidiary of Pilgrim’s, “with the intent of acquiring Gold Kist and making Gold Kist a subsidiary of Pilgrim.” See Compl., ¶ 40, Ex. B. The Offer to Purchase disclosed that Pilgrim’s seeks to: (1) designate Goolsby as the presiding officer at Gold Kist’s 2007 annual meeting, (2) increase the number of directors constituting Gold Kist’s entire Board of Directors to 15, and (3) fill the newly created directorships and three positions on Gold Kist’s Board scheduled to expire at Gold Kist’s 2007 Annual Meeting with the Nominees, who are specifically named. See Compl., ¶¶ 4 and 40, Ex. B. The Offer to Purchase further states that the avowed purpose of the Nominees seeking election to Gold Kist’s Board is, subject to fulfillment of their fiduciary duties that they would have as directors of Gild Kist, to remove certain obstacles designed to frustrate Pilgrim’s tender offer and to “take any other action that may be desirable or necessary to expedite prompt consummation of the Offer and the Merger.” See Id.

On October 12, 2006, Gold Kist filed this lawsuit. On the same date, Pilgrim’s filed Amendment No. 2 to its Tender Offer Statement, which disclosed the following:

On October 12, 2006, [Gold Kist] announced that it had filed a complaint in federal court for the Northern District of Georgia against [Pilgrim’s], [PAC], and the Nominees. The complaint alleges that the election of the Nominees to the Board would violate Section 8 of the Clayton Act and seeks to enjoin [Pilgrim’s] solicitation of [Gold Kist’s] stockholders to elect such persons to the Board. The complaint also alleges that [Pilgrim’s] violated the Commission’s proxy and tender offer rules by failing to disclose such alleged violation of the Clayton Act. [Pilgrim’s] intends to vigorously defend the lawsuit.

See Pilgrim’s Amendment No. 2 to Tender Offer filed on October 12, 2006 at 3-4 of 8, a true and correct copy of which is attached hereto as Exhibit “3.”

On October 24, 2006, Pilgrim’s filed Amendment No. 6 to its Tender Offer Statement and disclosed:

On October 23, 2006, [Gold Kist] moved for a preliminary injunction in its pending action against [Pilgrim’s], [PAC] and the [Nominees] in the United States District Court for the Northern District of Georgia.

[Gold Kist’s] motion reiterates its claims in the Complaint that the election of the [Nominees] to [Gold Kist’s] Board would violate prohibitions on interlocking directorates under Section 8 of the Clayton Act and that [Pilgrim’s] omission of such alleged violations from its proxy materials and the Offer to Purchase constitute material omissions from such documents in alleged violation of the Exchange Act and the Commission’s proxy and tender offer rules. [Gold Kist] requests that the Court enjoin [Pilgrim’s] from pursuing the election of the [Nominees] to the Board unless and until [Pilgrim’s] first acquires [Gold Kist]. [Gold Kist] also seeks an order requiring [Pilgrim’s] and [PAC] to withdraw the Offer “permanently” or, at a minimum, until “corrective disclosure” is made regarding the allegations in [Gold Kist’s] Complaint. [Gold Kist] further asks the Court to grant the other injunctive relief requested in the Complaint, which includes a request that [PAC] immediately withdraw its Notice of Stockholder Proposals and Director Nominations of August 18, 2006 (the “Notice”), the proposals contained with the Notice, and the proxy materials. The defendants’ Answer to [Gold Kist’s] Complaint is due November 10, 2006, and the Court has not yet fixed a briefing schedule or a hearing date for [Gold Kist’s] preliminary injunction motion. [Pilgrim’s] intends to vigorously defend against the motion and lawsuit.

See Pilgrim’s Amendment No. 6 to Tender Offer filed on October 24, 2006 at 3 of 8, a true and correct copy of which is attached hereto as Exhibit “4.”

Gold Kist’s Section 14 allegations fail to state claims upon which relief can be granted as a matter of law because (1) neither Section 14(a) nor Section 14(e) require that Defendants make a disclosure that they believe to be false, and (2) Pilgrim’s adequately, timely and publicly disclosed in SEC filings Gold Kist’s allegation that the election of the Nominees would violate Section 8—which is all that Section 14 requires. 2

III. Argument and Authorities

A.	Standard for Motion to Dismiss

Under Rule 12(b)(6), all facts set forth in a plaintiff’s complaint are accepted as true. Oxford Asset Mgmt., Ltd. v. Jaharis, 297 F.3d 1182, 1188 (11th Cir. 2002). A motion to dismiss will be granted only where “it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief.” Interland, Inc. v. Bunting, No. 1:04-CV-444-ODE, 2005 U.S. Dist. LEXIS 36112, *5-6 (N.D. Ga. Mar. 31, 2005) (citation omitted). However,

[2]

Gold Kist’s claim under Section 8 of the Clayton Act (“Section 8”) (Count One) also fails as a matter of law. Gold Kist does not have standing to bring a claim against Defendants for violation of Section 8. Moreover, even if Gold Kist were deemed to have standing, its claims would fail on the merits because all of the elements cannot be proved and because Section 8 does not apply in the context of an acquisition of Gold Kist by Pilgrim’s. Pilgrim’s intends to address fully the legal, and factual, deficiencies of Gold Kist’s Section 8 claim in connection on or about December 22, 2006, the date currently set by this Court for Pilgrim’s to file its response to Gold Kist’s Motion for Preliminary Injunction. Defendants also intend to file their Answer to the Complaint within ten days after notice of the Court’s action on Defendants’ Motion to Dismiss Plaintiff’s Exchange Act Claims and the Motion to Dismiss for Lack of Personal Jurisdiction. See Fed. R. Civ. P. 12(a)(4)(A); see also Finnegan v. Univ. of Rochester Med. Ctr., 180 F.R.D. 247, 249 (W.D.N.Y. 1998) (to avoid duplicative sets of pleadings in the event that a 12(b) motion is denied, the weight of case authority holds that the filing of a motion that only addresses part of a complaint suspends the time to respond to the entire complaint).

the allegations in a plaintiff’s complaint are not necessarily “facts.” For instance, “conclusory allegations, unwarranted deductions of facts or legal conclusions masquerading as facts will not prevent dismissal.” Id. The “duty to liberally construe a plaintiff’s complaint in the face of a motion to dismiss is not the equivalent of a duty to re-write it.” Peterson v. Atlanta Hous. Auth., 998 F.2d 904, 912 (11th Cir. 1993). And although Rule 8(a) requires only “a short and plain statement of the claim showing that the pleader is entitled to relief,” a complaint must still contain either direct or inferential allegations respecting all material elements of a cause of action. Roe v. Aware Woman Ctr. for Choice, Inc., 253 F.3d 678, 684 (11th Cir. 2001). “Thus, at a minimum, notice pleading requires that a complaint contain inferential allegations from which we can identify each of the material elements necessary to sustain a recovery under some viable legal theory.” Id.

While matters outside of the pleadings generally cannot be considered when ruling on a motion to dismiss pursuant to Federal Rule of Civil Procedure 12(b)(6), documents attached to the complaint may be considered without converting the motion to one for summary judgment. Fed. R. Civ. P. 10(c); Solis-Ramirez v. U.S. Dept. of Justice, 758 F.2d 1426, 1429-30 (11th Cir. 1985); see also Gold Kist, Inc. v. Land O’Lakes, Inc., No. 1:06-CV-0189-CC, Docket Entry No. 22, Order on

Motion to Dismiss (August 1, 2006). Likewise, a court may take judicial notice of documents in the public record, including documents filed with the SEC, and may consider such documents in determining a motion to dismiss without converting it into a motion for summary judgment. See Bryant v. Avado Brands, Inc., 187 F.3d 1271, 1277-78 (11th Cir. 1999).

B.	As a Matter of Law, Pilgrim’s Timely Disclosed Gold Kist’s Allegation that It Believes Pilgrim’s Violated the Clayton Act.

Section 14(a) and Rule 14a-9 prohibit the making of statements that are:

false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

See 78 U.S.C. 78n(a) (1997); 17 C.F.R. 240.14a-9 (1979).

Section 14(e) makes it unlawful to:

make an untrue statement of material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . .

See 89 U.S.C. 78n(e).

Gold Kist fails to state a claim upon which relief can be granted under either Section 14(a) or 14(e) because Pilgrim’s timely disclosed the identities of its slate of Nominees, its intention to combine Pilgrim’s and Gold Kist and, immediately following the filing of this lawsuit, Gold Kist’s claim that Pilgrim’s proposal would violate Section 8:

•	On August 18, 2006, Pilgrim’s publicly disclosed in an SEC filing its proposal to acquire Gold Kist, its proposal to adjust the number of Directors on the Gold Kist Board, and its slate of nine nominees for election to Gold Kist’s Board. See Compl., ¶¶ 3 and 38; see also Ex. 1 at 4 of 6, Pilgrim’s Schedule 14A filed on August 18, 2006.

•	On August 24, 2006, Pilgrim’s further publicly disclosed in an SEC filing the names and titles of the Nominees. See id.

•

On September 29, 2006, Pilgrim’s filed a Tender Offer Statement, including as an exhibit thereto the Offer to Purchase. In addition to setting forth the Offer, the Tender Offer Statement disclosed Pilgrim’s intention to: (1) propose the designation of Goolsby as the presiding officer at Gold Kist’s 2007 annual meeting; (2) propose an increase in the number of directors constituting Gold Kist’s entire Board of Directors; and (3) solicit proxies to elect the Nominees, who were specifically named to fill both the (i) directorships created by the Board increase and (ii) three positions on the Gold Kist Board that are scheduled to expire at Gold Kist’s 2007 Annual Meeting. See

Compl., ¶¶ 4 and 40, Ex. B. The Offer to Purchase again disclosed that the avowed purpose of the Nominees’ seeking election to Gold Kist’s Board was, subject to fulfillment of their fiduciary duties that they would have as directors of Gold Kist, to remove certain obstacles designed to frustrate Pilgrim’s tender offer and to “take any other action that may be desirable or necessary to expedite prompt consummation of the Offer and the Merger.” See Compl., ¶¶ 4, 40 and 44, Ex. B.

•	On October 12, 2006 and October 24, 2006, Pilgrim’s disclosed in its SEC filings that Gold Kist commenced this litigation and that Gold Kist alleged, among other things, that the election of the Nominees to the Board would violate Section 8 of the Clayton Act. See Ex. 3 at 3-4 of 8, Pilgrim’s Amendment No. 2 to Tender Offer filed on October 12, 2006; see also Ex. 4 at 3 of 8, Pilgrim’s Amendment No. 6 to Tender Offer filed on October 24, 2006.

Notwithstanding the foregoing disclosures, Gold Kist alleges that Pilgrim’s violated Section 14(a) and Section 14(e) of the Exchange Act by failing to “disclose that their proxy solicitation and proposed [election of the slate] of directors violates Section 8 of the Clayton Act. . . . .” See Compl., ¶¶ 67, 74. Gold

Kist’s claims under Section 14 are based on the false premise that because Gold Kist believes that the election of the slate of Nominees would violate the Clayton Act (a position that is and disputed by Pilgrim’s as reflected in its SEC filings, see Ex. 3 at 3-4 of 8, Pilgrim’s Amendment No. 2 to Tender Offer filed on October 12, 2006; see also Ex. 4 at 3 of 8, Pilgrim’s Amendment No. 6 to Tender Offer filed on October 24, 2006), Pilgrim’s is obligated to make an unqualified disclosure that would concede defeat to Gold Kist’s Clayton Act claims. In other words, Gold Kist’s claims are premised on the notion that federal securities laws require Pilgrim’s to confess judgment. This is simply wrong. “Where there is a genuine and vigorous dispute as to the fact that illegal conduct occurred, only a good faith disclosure of the issue and the possible liability of the offeror is required by the Williams Act.” See Revlon, Inc. v. Pantry Pride, Inc., 621 F. Supp. 804, 812 (D. Del. 1985) (citing Avnet, Inc. v. Scope Ind., 499 F. Supp. 1121, 1124-26 (S.D.N.Y. 1980)).3

[3]	Even Gold Kist has not declared guaranteed victory in its SEC filings. Rather, Gold Kist has made the qualified disclosure in its SEC filings that it “alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act.” Gold Kist, therefore, has not made an unqualified disclosure that the Pilgrim’s proposal is illegal. See Gold Kist’s Schedule 14D-9 filed on October 12, 2006 at 9 of 22 (emphasis added), a true and correct copy of which is attached hereto as Exhibit “5.” Gold Kist asserts, nevertheless, that Pilgrim’s is required to make such an unqualified disclosure. If Gold Kist has determined for its own SEC filings that it is not obligated to state, as unqualified fact, that Pilgrim’s proposal is illegal (even though it makes that claim in this lawsuit), Gold Kist should be precluded from asserting that Pilgrim’s is required by law to make such unqualified disclosures in its SEC filings.

In Missouri Portland Cement Co. v. Cargill, Inc., the Second Circuit rejected the notion that an offeror in the context of a tender offer is obligated to disclose under Section 14 that its tender offer will embroil the target company in an antitrust violation. Missouri Portland Cement Co. v. Cargill Inc., 498 F.2d 851, 872 (2d. Cir. 1974). As the court eloquently stated, “[c]ourts should tread lightly in imposing a duty of self-flagellation on offerors with respect to matters that are known as well, or almost as well, to the target company; some issues concerning a contested tender offer can safely be left for the latter’s riposte.” The court also noted that the possibility that an acquisition may result in antitrust violations is a possibility that exists with every merger, and, therefore, it need not be disclosed to the shareholders of the target company. Id. at 873 n.44.

Section 14 does not require that parties disclose “self-accusation of illegal intentions.” See Amalgamated Clothing and Textile Workers Union v. J.P. Stevens & Co., Inc., 475 F. Supp. 328, 332 (S.D.N.Y. 1979). In Amalgamated Clothing and Textile Workers Union, the court rejected on a motion to dismiss the target company’s claim that the offeror violated Section 14 by failing to disclose that its slate of nominees for election to the target company’s board intended to violate the labor laws. Id.

No matter how the proxy rule is construed, indeed even if it explicitly stated such a duty, corporate management would not announce in proxy literature an intention to violate laws. It is simply contrary to human nature. The rule, if it were construed to require this, would never succeed in its purpose of bringing such disclosure to shareholders. It would do nothing more than license retrospective litigation, casting doubts on the results of shareholder elections and the legitimacy of management. Such an interpretation would not enhance the accomplishment of the purposes of the proxy rules, but would only create litigation and insecurity in the tenure of management.

Id. (internal quotations omitted). The court concluded that a finding that the proxy rules require disclosure of illegal intentions “would miss the forest for the trees” and “would make a silly, unworkable rule.” Id. Rather than promote increased disclosure, such a rule would “serve only to support vexatious litigation and abusive discovery.” Id.; see also West Point-Pepperell, Inc. v. Farley, Inc., 711 F. Supp. 1088, 1094 (N.D. Ga. 1988) (“[w]here a good faith dispute exists as to facts or an alleged legal violation, the law only requires disclosure of the dispute”).

Gold Kist’s interpretation of Section 14(a) and 14(e) is also contrary to the purpose of Section 14. See Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 58 (1975) (pursuant to the Williams Act, “[b]y requiring disclosure of information to the target corporation as well as the Securities and Exchange Commission,

Congress intended to do no more than give incumbent management an opportunity to express and explain its position. Congress expressly disclaimed an intention to provide a weapon for management to discourage takeover bids. . . .”); see also Amalgamated Clothing and Textile Workers Union v. Seafarers Int’l Union of N. Am., 475 F. Supp. 318, 321-322 (S.D.N.Y. 1979), vacated as moot, 638 F.2d 7 (2d. Cir. 1980). When Congress enacted Section 14, it was convinced that “takeover bids should not be discouraged because they serve the useful purpose in providing a check on entrenched but inefficient management.” Edgar v. Mite Corp., 457 U.S. 624, 633 (1982) (quoting S. Rep. No. 550, 90th Cong., 1st Sess., 3 n.9 (1967) (Senate Report)). Section 14 is not intended “to be utilized solely for the benefit of incumbent management or control groups ‘jockeying’ for corporate power.” Ronson Corp. v. Liquifin Aktiengesellschaft, 370 F. Supp. 597, 601 (D.N.J. 1974). To allow Gold Kist to use Section 14 as a defensive weapon against Pilgrim’s tender offer would defeat the purpose of Section 14.

Finally, Section 14 does not require a company to disclose information that is contrary to the company’s belief. The rationale behind this principle is clear – a requirement that the company disclose what it believes to be false and misleading information would itself result in a violation of Section 14, which was enacted to prevent such false and misleading statements. This proverbial “Catch-22” is not supported, or required, by Section 14. Nevertheless, this is exactly Gold Kist’s position. If Pilgrim’s were obligated to state in a public filing that it intended by the election of its slate of Nominees to violate the Clayton Act—a statement that Pilgrim’s does not believe as reflected in its SEC filings—its SEC filing would contain false and misleading representations in violation of Section 14(e). Avnet , Inc. 499 F. Supp. at 1126 (S.D.N.Y. 1980) (holding that defendant is not required to state that it is an unregistered investment company, as alleged by plaintiff, because the contents of the statement would be contrary to the defendant’s belief and, therefore, may render its SEC filing false and misleading).

At most, Pilgrim’s only was required to disclose the possibility of an antitrust violation (which its disclosure of this litigation on October 12 and October 24, 2006 accomplished); it was not required to admit guilt. See Copperweld Corp. v. Imetal, 403 F. Supp. 579, 606 (W.D. Penn. 1975). Pilgrim’s SEC filings between August and October 2006 adequately disclosed all of the material facts that a reasonable shareholder would consider important in deciding how to vote. TSC Ind., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976); United States v. Ginsburg, 362 F.3d 1292, 1302 ( 11th Cir. 2004). As such, Pilgrim’s has complied fully with its SEC disclosure obligations. Gold Kist’s claims under Section 14(a) or Section 14(e) are meritless and should be dismissed as a matter of law.

IV. Conclusion

For the foregoing reasons, Defendants respectfully request that the Court grant their Motion to Dismiss Counts Two and Three pursuant to Federal Rule of Civil Procedure 12(b)(6), and grant them all other relief to which they are entitled at law and in equity.

Respectfully submitted, this 10th day of November, 2006.

Of Counsel:	/s/Michael C. Russ
Mark D. Taylor (pro hac vice pending)	Michael C. Russ
Texas Bar No. 19713250	Georgia Bar No. 620200
Kimberly F. Rich (pro hac vice pending)	Jeffrey S. Cashdan
Texas Bar No. 24010344	Georgia Bar No. 115775
Adam T. Dougherty (pro hac vice pending)	Shannon F. Cox
Texas Bar No. 24026809	Georgia Bar No. 192661
Maricela Siewczynski (pro hac vice pending)	Michael J. Cates
Texas Bar No. 24032753	Georgia Bar No. 116356

BAKER & McKENZIE	KING & SPALDING LLP
2300 Trammell Crow Center	1180 Peachtree Street, NE
2001 Ross Avenue	Atlanta, GA 30309
Dallas, TX 75201	Telephone: (404) 572-4600
Telephone: (214) 978-3089	Facsimile: (404) 572-5100
Facsimile: (214) 978-9099

David J. Laing (pro hac vice pending)
Brian F. Burke (pro hac vice pending)

BAKER & McKENZIE
815 Connecticut Avenue, NW
Washington, DC 20006-4078
Telephone: (202) 452-7023
Facsimile: (202) 452-7074	COUNSEL FOR DEFENDANTS

CERTIFICATE OF COMPLIANCE

Pursuant to Rule 7.1(D) of the Local Rules of the Northern District of Georgia, counsel for Defendants hereby certifies that this Memorandum was prepared in a font and point selection approved by this Court and authorized in Local Rule 5.1B.

CERTIFICATE OF SERVICE

I hereby certify that on November 10, 2006, I presented MEMORANDUM OF LAW IN SUPPORT OF DEFENDANTS’ MOTION TO DISMISS PLAINTIFF’S EXCHANGE ACT CLAIMS to the Clerk of the Court for filing and uploading to the CM/ECF system, which will automatically send e-mail notification of such filing to the following attorneys of record:

Peter Kontio

Kevin E. Grady

Jay D. Bennett

Theodore J. Sawicki

Kristine McAlister Brown

Valarie C. Williams

ALSTON & BIRD LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

/s/ Michael J. Cates

Michael J. Cates